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SECURITI 09058006 ISSION

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ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

SEC FILE NUMBER
8-36703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) **AND ENDING** 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Foresters Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6640 Lusk Blvd. #A-202
(No. and Street)

San Diego, California 92121
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Smith (858) 550-4844
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

SEC Mail Processing Section
FEB 18 2009
Washington, DC
101

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresters Equity Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

J. E. GIL
Commission # 1623882
Notary Public - California
San Diego County
My Comm. Expires Nov 22, 2009

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Foresters Equity Services, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Foresters Equity Services, Inc. and subsidiary (a wholly-owned subsidiary of The Independent Order of Foresters) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foresters Equity Services, Inc. and subsidiary at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

January 21, 2009

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Financial Condition

December 31, 2008 and 2007

ASSETS

	2008	*2007*
Cash	$ 677,589	$ 709,156
Investments	887,978	1,047,591
Deposits with clearing organizations	50,039	35,787
Cash and cash equivalents	1,615,606	1,792,534
Commissions receivable	89,919	145,458
Fixed assets, net	13,543	10,773
Other assets	61,956	63,385
	$1,781,024	$2,012,150

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	*2007*
Liabilities		
Accounts payable and accrued expenses	$ 161,688	$ 236,348
Due to parent	1,146,074	1,035,808
Total liabilities	1,307,762	1,272,156
Stockholder's equity		
Preferred stock, no par value; 1,000 shares authorized; none issued	-	-
Common stock, no par value; 150 shares authorized; 80 shares issued and outstanding	800,000	800,000
Additional paid-in capital	4,538,575	4,038,575
Accumulated deficit	(4,865,313)	(4,098,581)
Total stockholder's equity	473,262	739,994
	$1,781,024	$2,012,150

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Operations

Years Ended December 31, 2008 and 2007

	2008	*2007*
Revenues		
Commissions	$3,625,995	$4,485,554
Investment income (loss)	(184,980)	35,277
Interest	24,765	32,167
Other revenues	270	64,569
Total revenues	3,466,050	4,617,567
Expenses		
Commissions and clearing costs	2,169,582	2,938,165
Compensation and employee benefits	1,242,146	1,480,178
Marketing	155,511	182,318
Licensing costs	122,229	157,956
Rent	124,333	134,246
Consulting and professional fees	58,605	40,825
Depreciation and amortization	4,368	13,975
Other expenses	338,942	359,376
Total expenses	4,215,716	5,307,039
Loss before income tax expense	(749,666)	(689,472)
Income tax expense	(17,066)	(21,836)
Net loss	$ (766,732)	$ (711,308)

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Changes in Stockholder's Equity

Years Ended December 31, 2008 and 2007

	Common Stock	***Additional Paid-in Capital***	***Accumulated Deficit***
Balance, January 1, 2007	$800,000	$4,038,575	$(3,387,273)
Net loss	-	-	(711,308)
Balance, December 31, 2007	800,000	4,038,575	(4,098,581)
Capital contribution	-	500,000	-
Net loss	-	-	(766,732)
Balance, December 31, 2008	$800,000	$4,538,575	$(4,865,313)

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Cash Flows

Years Ended December 31, 2008 and 2007

	2008	*2007*
Cash flows from operating activities		
Net loss	$ (766,732)	$ (711,308)
Adjustments to reconcile net loss to net cash from operating activities		
Depreciation and amortization	4,368	13,975
Changes in operating assets and liabilities		
Commissions receivable	55,539	132,490
Other assets	1,429	(6,953)
Accounts payable and accrued expenses	(74,660)	12,080
Customer deposits	-	(20,961)
Due from/to parent	110,266	(47,297)
Net cash from operating activities	(669,790)	(627,974)
Cash flows from investing activities		
Capital expenditures	(7,138)	(8,439)
Cash flows from financing activities		
Capital contribution	500,000	-
Net decrease in cash and cash equivalents	(176,928)	(636,413)
Cash and cash equivalents, beginning of year	1,792,534	2,428,947
Cash and cash equivalents, end of year	$1,615,606	$1,792,534

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Foresters Equity Services, Inc. and its wholly owned subsidiary Sylvan Agency, Inc. (the "Company"). Foresters Equity Services, Inc. is a wholly-owned subsidiary of The Independent Order of Foresters ("Foresters"). All significant intercompany transactions have been eliminated.

The Business. Foresters Equity Services, Inc. ("FESCO") is a registered broker-dealer and a registered investment advisor licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority. FESCO provides broker-dealer services involving primarily mutual funds and variable products. Sylvan Agency, Inc. provides insurance services on an agency basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Other revenues are generally recognized as services are rendered.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, five years.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash, investment in mutual funds, and deposits with clearing organizations which may be withdrawn on demand without penalty. Investments in mutual funds are valued at market value with the resulting differences between cost and market included in income.

Concentration of Credit Risk. The Company maintains cash in bank accounts which exceed federally insured limits and invests excess cash in mutual fund accounts. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2008 and 2007 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2008 and 2007.

2. RELATED PARTY TRANSACTIONS

Due to Foresters. The Company reimburses Foresters for compensation and other costs that Foresters pays on behalf of the Company. These costs amounted to approximately $1,305,000 in 2008 and $1,514,000 in 2007. As of December 31, 2008 and 2007, the balance owed to Foresters was $1,146,074 and $1,035,808, respectively.

3. FIXED ASSETS

	2008	*2007*
Computer equipment and software	$425,459	$419,361
Other equipment	35,636	35,636
Leasehold improvements	14,785	14,785
Furniture and fixtures	59,220	58,180
	535,100	527,962
Less accumulated depreciation	(521,557)	(517,189)
	$ 13,543	$ 10,773

4. INCOME TAXES

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. Because temporary differences are insignificant and the future utilization of operating loss carryforwards is uncertain, the Company has not recognized in the financial statements any deferred tax assets or liabilities.

At December 31, 2008, the Company has net operating loss carryforwards for financial statement purposes of approximately $3,385,000 which expire in various years through 2023.

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2008	*2007*
"Expected" federal income tax benefit (expense)	$ 254,886	$ 234,420
State income tax	(17,066)	(21,836)
Change in valuation allowance	(254,886)	(234,420)
Income tax expense	$ (17,066)	$ (21,836)

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2008 and 2007.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2008 was 5.67 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2008, the Company had net capital of $230,775 which was $143,591 in excess of the amount required by the SEC.

7. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph K(2)(A) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

*****

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2008

Total stockholder's equity	$ 473,262
Less non-allowable assets	
Cash	11,970
Deposits with clearing organizations	20,000
Net assets of subsidiary	73,601
Fixed assets	13,543
Other assets	61,956
Net capital before haircuts on security positions	292,192
Less haircuts on security positions	61,417
Net capital	$ 230,775
Total aggregate indebtedness (excluding subsidiary indebtedness)	$1,307,762
Ratio of aggregate indebtedness to net capital	5.67
Minimum net capital required	$ 87,184

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2008.*

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2008

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2008; and a reconciliation to that calculation is not included herein.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(A) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Foresters Equity Services, Inc. and Subsidiary:

In planning and performing our audit of the financial statements and supplementary schedules of Foresters Equity Services, Inc. and Subsidiary ("the Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Breard & Farrington APC

January 21, 2009

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Financial Statements
And
Independent Auditor's Report

December 31, 2008 and 2007